Exhibit (e)(14)
[LETTERHEAD OF ILLINOIS TOOL WORKS INC.]
July 25, 2006
Mr. John M. Tuhey
Vice President, General Counsel & Secretary
Click Commerce, Inc.
233 N. Michigan Avenue, Suite 2200
Chicago, IL 60601
Dear Mr. Tuhey:
          We understand that Click Commerce, Inc. (the “Company”) is prepared to furnish Illinois Tool Works Inc. (“ITW”), with certain information related to the Company’s business operations, employees and financial performance and technical information that the Company deems either confidential, proprietary or otherwise not generally available to the public. This letter confirms our agreement regarding the confidentiality of these materials. Specifically, we have agreed that:
          1. All written information provided by the Company or any information that is disclosed orally or visually to ITW and is designated as “Proprietary” or “Confidential” (hereinafter “Confidential Information”) will be used by ITW solely for the purpose of evaluating an acquisition or other business arrangement, and will be made available only to ITW’s employees, accountants, attorneys and advisors having a “need to know” as part of the evaluation and who receive such information subject to the same restrictions as are contained in this Agreement. Notwithstanding the foregoing, for technical information disclosed orally, such technical information must be designated in writing within thirty (30) days of such disclosure to be considered Confidential Information. The term Confidential Information shall include, without limitation, any summaries or other documents created by ITW or others which refer to, relate to, discuss or embody all or any portion of the Confidential Information. Unless authorized in writing by the Company, Confidential Information will not be disclosed to any other individuals or third parties.
          This Agreement does not apply to any Confidential Information supplied that (i) was known by ITW prior to disclosure by the Company; (ii) is or becomes generally available to the public other than by a breach of this Agreement; (iii) otherwise becomes available from a third party who is not, to ITW’s knowledge based on reasonable inquiry, otherwise bound by a confidentiality agreement with

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the Company; (iv) is independently developed by ITW; or (v) is required by court order or governmental agency to be disclosed, provided that ITW will not produce or disclose such Confidential Information without first giving written notice of the subpoena or demand (including the delivery of a copy therof) to the Company within a reasonable time prior to the time when production of the Confidential Information is required. If a protective order or other remedy is not obtained, ITW agrees to furnish only the portion of the Confidential Information which ITW is advised by its counsel it is legally required to furnish and to use reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information.
          2. All Confidential Information shall remain the property of the Company and upon written request by the Company, shall be returned promptly by ITW or destroyed together with all copies thereof.
          3. ITW agrees not to disclose to others that Confidential Information has been made available, unless required by court order or other governmental or regulatory action.
          4. ITW shall use at least the same degree of care to avoid inadvertent disclosure or unpermitted use of Confidential Information that it employs with respect to its own proprietary, confidential, or financial information that it does not wish to have disseminated, published or disclosed.
          5. ITW acknowledges and agrees that neither the Company nor any of its representatives make any express or implied representation or warranty as to the accuracy or completeness of any Confidential Information. ITW agrees that neither the Company nor any of its representatives shall have any liability to ITW or any of its representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions there from. ITW also agrees that it shall only be entitled to rely on such representations and warranties regarding Confidential Information as may be made to it in any final definitive agreement relating to a possible acquisition, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.
          6. For a period of one year after the date of this Agreement, ITW agrees that no person acting on its behalf or on behalf of any of its subsidiaries or affiliates shall, directly or indirectly, solicit to employ (whether as an employee, officer, director, agent, consultant or independent contractor) any person who is now employed by the Company or any of its subsidiaries. The term “solicit to employ” does not preclude ITW from hiring any such employee who: (i) responds to an advertisement to fill one or more positions in any newspaper or general circulation or industry publication on a basis consistent with past practice; (ii) initiates employment discussions without any

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direct or indirect solicitation by ITW; or (iii) is no longer employed by the Company or any of its subsidiaries prior to the commencement of any employment discussions.
          7. The restrictions and obligations contained herein shall continue for a period of three years from the date of last disclosure, and this Agreement shall be null and void after said date. No action to enforce any rights hereunder may be brought against either party after said two year period.
          8. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Illinois without regard to conflict of law principles.
          9. This Agreement shall be binding upon the parties, as well as their successors and assigns. ITW shall not assign this Agreement or any Confidential Information received pursuant to this Agreement without the Company’s written consent.
          10. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Agreement. Any amendment or modification of this Agreement shall be in writing and executed by duly authorized representatives of the parties.
By having our respective duly authorized officers or representatives sign below, the parties acknowledge that their respective corporations have the authority to enter into and, upon execution, will be fully bound by, this Agreement.

Click Commerce, Inc.

By:	/s/ John M. Tuhey

John M. Tuhey

Its: Vice President, General Counsel & Secretary

Date: July 25, 2006

Illinois Tool Works Inc.

By:	/s/ James H. Wooten, Jr.

James H. Wooten, Jr.

Its: Vice President, General Counsel & Secretary

Date: July 25, 2006